UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __) *

Game Plan, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

36465 C 10 5

(CUSIP Number)

Thomas J. Morgan, Esq.

Lewis and Roca, LLP

40 N. Central Avenue

Phoenix, Arizona 85003

(602) 262-5712

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

February 15, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this coverage page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: _36465 C 10 5_

1.	Names of Reporting Persons I.R.S. Identification Nos. of above Persons (entities only). Jon Jenkins
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 6,030,500
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 6,030,5000
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,030,500
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 39.61%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No.: _36465 C 10 5_

Item 1.

Security and Issuer

(a)

common stock, $0.001 par value

(b)

Game Plan, Inc. (“GPLA”)

3701 Fairview Road

Reno, Nevada 89511

Item 2.

Identity and Background

(a)

Name:  Jon Jenkins

(b)

Business Address: PO Box 10099, Scottsdale, Arizona 85271

(c)

Occupation:  President of Gaming Management

Employer:  Salt River Pima Maricopa Indian Community Gaming Enterprises d/b/a Casino Arizona

Principal Business: Casino operations management

(d)

Criminal Convictions in Last Five Years:  None

(e)

Civil Proceedings Regarding Securities Violation in Last Five Years:  None

(f)

Citizenship:  United States

Item 3.

Source and Amount of Funds or Other Consideration

Personal funds

Item 4.

Purpose of Transaction

No transactions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D are currently pending.  The company may engage in various transactions, such as acquisitions or dispositions in the future.  Mr. Jenkins will continue to review his holdings and may consider certain types of transactions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No.: _36465 C 10 5_

Item 5.

Interest in Securities of the Issuer

(a)

Mr. Jenkins directly holds 6,030,500 shares or 39.61% of the total outstanding common shares of GPLA.

(b)

(i)

Sole power to vote or to direct the vote:

6,030,500

(ii)

Shared power to vote or direct the vote:

0

(iii)

Sole power to dispose or to direct the

disposition of the shares:

6,030,500

(iv)

Shared power to dispose or to direct the

disposition of the shares:

0

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Jenkins holds record title to 6,030,500 shares, which include 390,000 shares that he holds for the benefit of certain relatives.  Mr. Jenkins exercises voting and dispositive control over the 390,000 shares beneficially held by him.

Item 7.

Material to Be Filed as Exhibits

None

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15 , 2007

/s/ Jon Jenkins

Date

Jon Jenkins